Exhibit 99.1

Press Release
Descartes Acquires Finale Inventory

Broadens Multi-Channel Inventory Management Capabilities to Scale Across Ecommerce Operations of all Sizes

WATERLOO, Ontario and ATLANTA, Georgia, August 4, 2025 -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired Finale Inventory (“Finale”), a U.S.-based provider of cloud-based inventory management solutions designed to support ecommerce businesses across their growth lifecycle.

Finale Inventory helps growing ecommerce sellers keep stock levels accurate across multiple ecommerce sales and fulfillment channels. With better visibility and control, customers can effectively scale while avoiding overselling, backorders, erroneous restocking, and negative customer experiences. The solution also offers deep integration and real-time data synchronization with prevalent ecommerce marketplaces, shipping solutions, and accounting systems, to enable end-to-end automation of key operational processes.

“Finale expands the depth of our ecommerce solution suite by addressing a critical inflection point for growing ecommerce sellers,” said Mikel Richardson, General Manager of ecommerce solutions at Descartes. “As inventory complexity and risk of overselling increase, Finale provides the control and visibility merchants need to grow with confidence."

"Together with Descartes Sellercloud, Finale furthers our mission to support ecommerce businesses through all phases of their growth, from a single product startup to a global, multi-channel enterprise.” said Edward J. Ryan, Descartes’ CEO. “Finale complements our other ecommerce investments in inventory, order, warehouse and shipping management. We’re thrilled to welcome Finale’s customers, partners and team of domain experts into the Descartes family."

Finale is headquartered in California. Descartes acquired Finale for up-front consideration of approximately US $40 million satisfied with cash on hand, plus potential performance-based consideration. The maximum amount payable under the all-cash performance-based earn-out is US $15 million, based on the combined business achieving revenue-based targets in each of the first two years post-acquisition. Any earn-out is expected to be paid in fiscal 2027 and fiscal 2028.

About Descartes Systems Group
Descartes is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, security, and sustainability of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, track and help improve the safety, performance

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved	1

and compliance of delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and X (Twitter).

Descartes Investor Contact
Laurie McCauley
(519) 746-2969
investor@descartes.com

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of Finale and its solution offerings; the potential to provide customers with ecommerce solutions including inventory management and order management solutions; other potential benefits derived from the acquisition and Finale’s solution offerings; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the expected future performance of the Finale business based on its historical and projected performance as well as the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes’ most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

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